UNITED STATES
`SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Perini Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
872527106
(CUSIP Number)
Thomas B. Akin
Talkot Capital, LLC
2400 Bridgeway, Suite 200
Sausalito, CA 94965
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


1	NAME OF REPORTING PERSON
  IRS IDENTIFICATION NO. OF ABOVE PERSON

  Thomas Bruce Akin
-----------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* 	(a)	 /  /
                                                     (b) 	/x/
-----------------------------------------------------------------------------
3	SEC USE ONLY
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4	SOURCE OF FUNDS*

  PF
-----------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)			                   			/  /
-----------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

  United States of America
-----------------------------------------------------------------------------
NUMBER OF            7 	SOLE VOTING POWER
SHARES                  140,000
BENEFICIALLY         --------------------------------------------------------
OWNED BY             8	 SHARED VOTING POWER
EACH                    112,500
REPORTING            --------------------------------------------------------
PERSON               9	 SOLE DISPOSITIVE POWER
WITH                    140,000
                     --------------------------------------------------------
                     10	SHARED DISPOSITIVE POWER
                        112,500
-----------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   52,500
-----------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*	                                        							/  /
-----------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   0.92%
-----------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*

   IN



1	NAME OF REPORTING PERSON
  IRS IDENTIFICATION NO. OF ABOVE PERSON

  Talkot Crossover Fund, L.P.
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* 	(a)	 /  /
                                                     (b)  /x/
-----------------------------------------------------------------------------
3	SEC USE ONLY
-----------------------------------------------------------------------------
4	SOURCE OF FUNDS*

  GF
-----------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)						                    /  /
-----------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

  United States of America
-----------------------------------------------------------------------------
NUMBER OF           7 	SOLE VOTING POWER
SHARES                 -0-
BENEFICIALLY        ---------------------------------------------------------
OWNED BY            8	 SHARED VOTING POWER
EACH                   -0-
REPORTING           ---------------------------------------------------------
PERSON              9	 SOLE DISPOSITIVE POWER
WITH                   -0-
                    ---------------------------------------------------------
                    10	SHARED DISPOSITIVE POWER
                       -0-
-----------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

   200,000
-----------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*	                                   							/  /
-----------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   3.52%
-----------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*

   GR


1	NAME OF REPORTING PERSON
  IRS IDENTIFICATION NO. OF ABOVE PERSON

  Blair Spencer Akin
-----------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* 	(a)	 /  /
                                                     (b)  /x/
-----------------------------------------------------------------------------
3	SEC USE ONLY
-----------------------------------------------------------------------------
4	SOURCE OF FUNDS*

  PF
-----------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)					                     	/  /
-----------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

  United States of America
-----------------------------------------------------------------------------
NUMBER OF           7 	SOLE VOTING POWER
SHARES                 -0-
BENEFICIALLY	     		---------------------------------------------------------
OWNED BY            8	 SHARED VOTING POWER
EACH                   35,000
REPORTING           ---------------------------------------------------------
PERSON              9	 SOLE DISPOSITIVE POWER
WITH                   -0-
                    ---------------------------------------------------------
                    10	SHARED DISPOSITIVE POWER
                       35,000
-----------------------------------------------------------------------------
12 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

   35,000
-----------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*				                                  				/  /
-----------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   0.62%
-----------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*

   IN



1	NAME OF REPORTING PERSON
  IRS IDENTIFICATION NO. OF ABOVE PERSON

  Kyle Peterson Akin
-----------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* 	(a)	 /  /
                                                     (b)  /x/
-----------------------------------------------------------------------------
3	SEC USE ONLY
-----------------------------------------------------------------------------
4	SOURCE OF FUNDS*

  PF
-----------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)					                      	/  /
-----------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

  United States of America
-----------------------------------------------------------------------------
NUMBER OF          7 	SOLE VOTING POWER
SHARES                -0-
BENEFICIALLY       ----------------------------------------------------------
OWNED BY           8	 SHARED VOTING POWER
EACH                  40,000
REPORTING          ----------------------------------------------------------
PERSON             9	 SOLE DISPOSITIVE POWER
WITH                  -0-
                   ----------------------------------------------------------
                   10	SHARED DISPOSITIVE POWER
                      40,000
-----------------------------------------------------------------------------
13 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

   40,000
-----------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*					                                			/  /
-----------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   0.70%
-----------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*

   IN


1	NAME OF REPORTING PERSON
  IRS IDENTIFICATION NO. OF ABOVE PERSON

  Karen Hochster Akin
-----------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* 	(a)	 /  /
                                                     (b)  /x/
-----------------------------------------------------------------------------
3	SEC USE ONLY
-----------------------------------------------------------------------------
4	SOURCE OF FUNDS*

  PF
-----------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)		                   				/  /
-----------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

  United States of America
-----------------------------------------------------------------------------
NUMBER OF            7 	SOLE VOTING POWER
SHARES                  -0-
BENEFICIALLY         --------------------------------------------------------
OWNED BY             8  SHARED VOTING POWER
EACH                    37,500
REPORTING			        	--------------------------------------------------------
PERSON               9	 SOLE DISPOSITIVE POWER
WITH                    -0-
                     --------------------------------------------------------
                     10	SHARED DISPOSITIVE POWER
                        37,500
-----------------------------------------------------------------------------
14 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

   37,500
-----------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

   CERTAIN SHARES*				                               				/  /
-----------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   0.66%
-----------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*

   IN



ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Perini Corp. ("PCR"). The principal executive office of PCR is located at 73 Mount Wayte Avenue, Framingham, MA 01701-9160.

ITEM 2. IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

The names of the persons filing this statement are Thomas Bruce Akin (Thomas
Akin), and the Talkot Crossover Fund (the Fund).

     (a) The names of the persons filing this statement are Thomas Bruce Akin ("Thomas Akin"), Talkot Crossover Fund, L.P. ("the Fund"), Karen Hochster Akin ("Karen Akin"), Blair Spencer Akin ("Blair Akin")
         Kyle Peterson Akin ("Kyle Akin") (collectively, the "Filers").

     (b) The address of the filers is 10 Via El Verano, Tiburon, CA 94920. The Talkot Crossover Fund, L.P. is located at 2400 Bridgeway, Suite 200, Sausalito, CA 94965.

     (c) Thomas Akin is the Managing General Partner of the Talkot Crossover Fund, L.P. which is located at 2400 Bridgeway, Suite 200, Sausalito, CA 94965.

     (d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the Filers who are natural persons are citizens of the United States of America.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser         Source of Funds         Amount

Thomas Akin             PF                $  287,666
The Fund                GF                $1,407,116
Blair Akin              PF                $  193,509
Kyle Akin               PF                $  214,781
Karen Akin              PF                $  204,674



ITEM 4. PURPOSE OF TRANSACTION.

The Filers have acquired the Stock primarily for investment. The Filers feel PCR to be an undervalued asset with significant earnings capabilities. The Filers intend to review continuously their options with respect to their investment in the Stock and expressly reserve their right to (a) purchase additional shares of the Stock; (b) dispose of all or part of their holdings of the Stock by public or private sales or otherwise, at such prices and on such terms as they may deem advisable; or (c) take such other action with respect to their investment in the Stock as they may deem appropriate, including meeting or consulting with the management or the Board of Directors of PCR to discuss PCR's assets, corporate structure, dividend policies, capital operations, properties management and personnel or potential extraordinary transactions such as a merger, reorganization or liquidation of PCR or any of its assets or subsidiaries, and contacting other stockholders of PCR to discuss corporate strategy or any of the foregoing matters.

Except as set forth above, the Filers have no present plans or proposals that would result in or relate to any of the transactions described in Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

                    Aggregate
                    Beneficially
                    Owned                Voting Power        Dispositive Power
Name                Number     Percent  Sole     Shared       Sole     Shared

Thomas Akin         52,500       .92%  140,000  112,500      140,000  112,500
The Fund           200,000      3.52%   -0-         -0-        -0-        -0-
Blair Akin          35,000       .62%   -0-      35,000        -0-     35,000
Kyle Akin           40,000       .70%   -0-      40,000        -0-     40,000
Karen Akin          37,500       .66%   -0-      37,500        -0-     37,500

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since September 13, 1999.

               		Purchase	   		       Number	       Price Per
Name             or Sale    Date      of Shares	    Share ($)

Blair Akin       P          7/15/99   10,000        $5.2500
Kyle Akin        P          8/25/99    7,000        $5.0000
Blair Akin       P          8/25/99    5,575        $5.0000
Karen Akin       P          8/25/99    5,100        $5.0000
Thomas Akin      P          9/02/99   10,000        $4.9500
The Fund         P          9/03/99   16,900        $5.3279
Thomas Akin      P          9/07/99   10,000        $5.6765
Karen Akin       P          9/13/99    5,000        $5.0000


All transactions were executed as open market transactions. The Filers beneficially owned more than five percent of the outstanding shares of the Stock as of August 9, 1999.

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Thomas Akin is the Managing General Partner of the Fund. As such, he has the power to vote the Stock held by such persons and to direct the receipt of dividends from, or the proceeds from the sale of, the Stock held by such persons.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED: September 29, 1999



/s/ Thomas Bruce Akin
Thomas Bruce Akin




/s. Karen Hochster Akin
Karen Hochster Akin


TALKOT CROSSOVER FUND, L.P.




By:  /s/  Thomas Bruce Akin
Thomas Bruce Akin, Managing General Partner


BLAIR SPENCER AKIN




By:  /s/  Thomas Bruce Akin
Thomas Bruce Akin, Guardian


KYLE PETERSON AKIN




By:  /s/  Thomas Bruce Akin
Thomas Bruce Akin, Guardian